SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the months of March 2002 through November 2002

WHEATON RIVER MINERALS LTD.

(Translation of registrant’s name into English)

Suite 1560, 200 Burrard St., Vancouver, British Columbia V6C 3L6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Wheaton River Minerals Ltd. Quarterly Report, Three Months Report, March 31, 2002.

99.2	Notice of Change of Auditor dated May 8, 2002.

99.3

Wheaton River Minerals Ltd. Management Information Circular dated May 13, 2002, Notice of Annual and Special Meeting of Shareholders dated May 13, 2002 and Form of Proxy for use at Annual and Special Meeting held on June 17, 2002.

99.4

A Technical Review Of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd. dated April 25, 2002, revised June 5, 2002, amended August 12, 2002, by Watts, Griffis and McOuat Limited.

99.5	Final Prospectus of Wheaton River Minerals Ltd. dated August 14, 2002.

99.6	Annual Information Form of Wheaton River Minerals Ltd. dated August 26, 2002 for the fiscal year ended December 31, 2001.

99.7	Wheaton River Minerals Ltd. Third Quarter Report, September 30, 2002.

99.8	News Release dated November 1, 2002.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd. (Registrant)

Date: February 26, 2003	By:	/s/ T. Derek Price
Name: T. Derek Price Title: Chief Financial Officer and Vice President, Finance

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